UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
Sysorex, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
87185L206
(CUSIP Number)
Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
12 Commerce Street
Springfield, NJ 07081
(917) 373-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Jason D. Benson
McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street, Suite 3700
Omaha, NE 68102
(402) 341-3070
May 23, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206
1	Names of Reporting Persons COREWEAVE, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 6,949,671
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,949,671
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,949,671 (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 1.4%*
14	Type Of Reporting Person CO
*
The percentage calculation is based on 494,443,611 shares of common stock, par value $0.00001 per share, of Sysorex, Inc., a Nevada corporation (the “Company”), outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022.

CUSIP No. 87185L206
CoreWeave, Inc., a Delaware corporation (the “Reporting Person”), makes this filing to amend certain information previously reported by the Reporting Person.  This filing constitutes Amendment No. 2 to the Schedule 13D of the Reporting Person with respect to the common stock, par value $0.00001 (the “Common Stock” or “Shares”), of Sysorex, Inc., a Nevada corporation (the “Company”).  The Reporting Person amends such prior Schedule 13D reports with respect to the Common Stock by adding the following information to the items indicated:
Item 5. Interest in Securities of the Company
(a), (b). As of May 25, 2022, the Reporting Person is the beneficial owner of an aggregate of 6,949,671 Shares (with the sole power to vote and dispose of such Shares). The Shares beneficially owned by the Reporting Person constitutes approximately 1.4% of the Shares issued and outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022. The information required by this Item for any person listed on Schedule A to the Schedule 13D is set forth on Schedule A attached hereto.
(c).  Since March 1, 2022 (the filing date of the prior Schedule 13D report with respect to the Common Stock), the Reporting Person sold 4,640,429 Shares, in open market transactions, at prices ranging from $0.02 to $0.09 per share. The information required by this Item for any person listed on Schedule A to the Schedule 13D is set forth on Schedule A attached hereto.
(e).  As of May 26, 2022, the Reporting person ceased to be the beneficial owner of more than 5.0% of the Shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022	COREWEAVE, INC.

	By:	/s/ Michael Intrator
	Name:	Michael Intrator
	Title:	Chief Executive Officer

Schedule A
The information required by Item 5 with respect to the persons listed below is set forth below.

Name	Position with CoreWeave, Inc.	Principal Occupation and Employer
Michael Intrator(1)	Chief Executive Officer and Director	Chief Executive Officer and Director of CoreWeave, Inc.
Evan Meagher(2)	Chief Financial Officer	Chief Financial Officer of CoreWeave, Inc.
Brian Venturo(3)	Chief Technology Officer and Director	Chief Technology Officer and Director of CoreWeave, Inc.
Brannin McBee(4)	Chief Strategy Officer and Secretary	Chief Strategy Officer and Secretary of CoreWeave, Inc.
Jack Cogen(5)	Director	Retired, 60 East End Ave., Apt. 24A, New York, NY 10028
Gregory Hersch(6)	Director	Founder and Chief Executive Officer of Florence Capital Advisors, LLC, a registered investment adviser, 575 Lexington Avenue, Suite 12-111, New York, NY 10022
Stephen Jamison(7)	Director	Commodity trader with JC Trading LLC, a commodity trading company, PO Box 1159, Ridgefield, CT 06877

(1)
As of May 25, 2022, Mr. Intrator is the beneficial owner of an aggregate of 2,593,088 Shares (with the sole power to vote and dispose of such shares). The Shares beneficially owned by Mr. Intrator constitutes less than 1.0% of the Shares issued and outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022. Since March 1, 2022 (the filing date of the prior Schedule 13D report with respect to the Common Stock), Mr. Intrator sold 2,039,691 Shares, in open market transactions, at prices ranging from $0.04 to $0.28 per share. Mr. Intrator’s beneficial ownership is individually and through The Michael Intrator GRAT IV.

(2)
As of May 25, 2022, Mr. Meagher is the beneficial owner of an aggregate of 210,945 Shares (with the sole power to vote and dispose of such shares). The Shares beneficially owned by Mr. Meagher constitutes less than 1.0% of the Shares issued and outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022.

(3)
As of May 25, 2022, Mr. Venturo does not beneficially own any Shares. Since March 1, 2022 (the filing date of the prior Schedule 13D report with respect to the Common Stock), Mr. Venturo sold 600,000 Shares, in open market transactions, at prices ranging from $0.06 to $0.10 per share.

(4)
As of May 25, 2022, Mr. McBee does not beneficially own any Shares. Since March 1, 2022 (the filing date of the prior Schedule 13D report with respect to the Common Stock), Mr. McBee sold 367,170 Shares, in open market transactions, at prices ranging from $0.05 to $0.08 per share.

(5)
As of May 25, 2022, Mr. Cogen is the beneficial owner of an aggregate of 2,418,682 Shares (with the sole power to vote and dispose of such shares). The Shares beneficially owned by Mr. Cogen constitutes less than 1.0% of the Shares issued and outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022.

(6)
As of May 25, 2022, Mr. Hersch is the beneficial owner of an aggregate of 86,587 Shares (with the sole power to vote and dispose of such shares). The Shares beneficially owned by Mr. Hersch constitutes less than 1.0% of the Shares issued and outstanding as of the close of business on May 23, 2022, as reported in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2022.

(7)
As of May 25, 2022, Mr. Jamison does not beneficially own any Shares. Since March 1, 2022 (the filing date of the prior Schedule 13D report with respect to the Common Stock), Mr. Jamison contributed 1,556,613 Shares to a limited liability company in exchange for membership interests in that limited liability company. The Shares were valued at $0.08 per share for purposes of the contribution.